UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Snow Lake Resources, Ltd

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

83336J208

(CUSIP Number)

Kushkush Investments Ply Ltd (Alexandra Discretionary Trust)

4 Balmoral Court

St Kilda East, Victoria, Australia 3183

Attn:  Chana Kimelman

61359259125

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Deerhunter Investments Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,610
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,610
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Kushkush Investments Ply Ltd (Alexandra Discretionary Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 338,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS M + T K PTY LTD < MTK SUPERANNUATION FUND>
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,338
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,338
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS DELAWARE IR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,328
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Benjamin Abraham Fogelgarn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,194
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Nikola Najdoski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,043
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Yukor Mipoz Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,580
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,580
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Ozzi Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,580
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,580
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

The Reporting Persons (as defined in Item 2 herein) previously filed a statement on Schedule 13D on July 20, 2022 (the “Initial Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13d−1(d) promulgated under the Exchange Act to report the Reporting Person’s beneficial ownership of Shares (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein).

On October 23, 2022, the Reporting Persons entered into a Support and Voting Agreement (the “Support and Voting Agreement”) with Nova Minerals Limited (“Nova”). The Support and Voting Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. As a result of entering into the Support and Voting Agreement, the Reporting Persons and Nova may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act. As a result, the Reporting Person is filing this amendment to Schedule 13D (this “statement”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, no par value per share (the “Shares”), of Snow Lake Resources, Ltd, a Canadian corporation incorporated in the province of Manitoba (the “Issuer”). The address of the principal executive office of the Issuer is 242 Hargrave Street, #1700, Winnipeg, Manitoba R3C 0V1 Canada.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of Deerhunter Investments Pty Ltd an Australian corporation (“Deerhunter”); Kushkush Investments Ply Ltd (Alexandra Discretionary Trust), an Australian corporation (“Kushkush”); M + T K PTY LTD < MTK SUPERANNUATION FUND>, an Australian corporation (“M + T”); Delaware IR LLC, a Delaware limited liability company (“Delaware IR”); Benjamin Abraham Fogelgarn, a natural person who is a citizen of Australia; Nikola Najdoski, a natural person who is a citizen of Australia; Yukor Mipoz Pty Ltd, an Australian corporation (“Yukor Mipoz”); and Ozzi Pty Ltd, an Australian corporation (“Ozzi,” and collectively with the other persons named in this Item 2(a), the “Reporting Persons”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of each of Deerhunter, Kushkush, M + T, Delaware IR, Yukor Mipoz and Ozzi. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       Deerhunter’s principal business address is 234 Balaclava Rd, Caulfield North VIC, Australia 3161.

Kushkush’s principal business address is 4 Balmoral Court, St Kilda East, Victoria, Australia 3183.

M + T’s principal business address is 234 Balaclava Rd Caulfield Vic, Australia 3163 .

Delaware IR’s principal business address is The Green, STE A, Dover, DE 19901.

Mr. Fogelgarn’s principal business address is U4 93 Orrong Rd Elsternwick, 3185, Melbourne, Australia.

Mr. Najdoski’s principal business address is 240 South Cct, Oran Park NSW, Australia 2570.

Yukor Mipoz’s principal business address is 12 Liscard Street, Elsternwick Vic, Australia 3185.

Ozzi’s principal business address is 12 Liscard Street, Elsternwick Vic, Australia 3185.

(c)       The principal occupation and business of the Reporting Persons is as follows:  each of Deerhunter, Kushkush, M + T, Delaware IR, Yukor Mipoz and Ozzi – investment, Mr. Fogelgarn – education and Mr. Najdoski – self-employed.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Fogelgarn and Mr. Najdoski are each Australian Citizens. Deerhunter, Kushkush, M + T, Yukor Mipoz and Ozzi are each organized under the laws of Australia.  Delaware IR is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or, eventually, decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as follows or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. With respect to subparagraph (d) of Item 4 of Schedule 13D, (i) on June 8, 2022, the Reporting Persons sent the Issuer a notice requesting a special meeting of the Issuer’s shareholders to replace the current board of directors of the Issuer with a slate of candidates proposed by the Reporting Persons (the “Proposals”) and (ii) on July 18, 2022 the Reporting Persons sent to the shareholders of the Issuer the Notice of Special Meeting of Shareholders attached hereto as Exhibit 99.1 setting a date of August 10, 2022 for a special meeting of shareholders and setting July 15, 2022 as the record date for such meeting.

Following the filing of the Initial Schedule 13D, the following events occurred:

On July 20, 2022, the Issuer announced that no special meeting of shareholders on August 10, 2022 would take place. Also on July 20, 2022, the Issuer filed an application with the Court of Queen’s Bench (Manitoba) (the “Court”) for a declaration that the Notice was null and void. In connection with such application, the Chief Executive Officer of the Issuer submitted an affidavit affirming that he did “not anticipate any major or unusual changes to [the Issuer’s] business, such as acquisitions, transactions, or financings outside the ordinary course of business, between [then] and December 15, 2022” (emphasis added).

The Notice by the Reporting Persons and the filing by the Issuer with the Court was disclosed by the Issuer in a report on Form 6-K filed on July 21, 2022 with the SEC.

The Issuer disclosed in a report on Form 6-K filed August 8, 2022 that the Court had invalidated the special meeting to be held August 10, 2022 called by the Reporting Persons and validated the meeting to be held December 15, 2022 called by the Issuer.

On September 26, 2022, contrary to its Chief Executive Officer’s affirmation to the Court described above that the Issuer did not anticipate any financing, the Issuer filed a registration statement on Form F-1 (the “Registration Statement”) with the SEC to offer and sell 10,000,000 newly issued Common Shares.

Based upon the events described above, on September 27, 2022, Nova, as a non-party, successfully sought standing as an Intervenor in the Reporting Persons’ pending motion to have the Court enjoin the share issuance proposed by the Issuer by means of the Registration Statement. Nova joined the Reporting Persons in arguing that the Court issue an interlocutory injunction prohibiting the Issuer from carrying out any share issuances out of the ordinary course of business, including the issuance proposed by means of the Registration Statement, until the annual shareholder meeting to be held December 15, 2022. The Court ordered an interim injunction prohibiting the Issuer from carrying out the share issuance pending the Court’s decision on the motion.

On September 29, 2022, the Court issued an order enjoining the Issuer from issuing any securities prior to October 27, 2022, the record date for the determination of the shareholders entitled to vote at the Company’s annual shareholder meeting to be held December 15, 2022.

On October 23, 2022, the Reporting Persons entered into the Support and Voting Agreement with Nova. Pursuant to the Support and Voting Agreement, the Reporting Persons have agreed to coordinate its actions with Nova with respect to their Common Shares and may be deemed to have formed a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Depending on various factors including, without limitation, the Support and Voting Agreement, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons own an aggregate of 971,791 Common Shares which represents approximately 5.4% of the outstanding Common Shares of the Issuer.  The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 17,924,758 Common Shares outstanding as of September 23, 2022 as disclosed in the Registration Statement filed by the Issuer on September 26, 2022 with the SEC.  The ownership of each Reporting Person is set forth below.

DEERHUNTER INVESTMENTS PTY LTD

(a)	As of the close of business on October 21, 2022, Deerhunter beneficially owned 91,610 Shares.

Percentage: Approximately 0.5%

(b)	1. Sole power to vote or direct vote: 91,610 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 91,610 4. Shared power to dispose or direct the disposition: 0

(c)	Deerhunter engaged in no transactions in the Shares in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

KUSHKUSH INVESTMENTS PLY LTD (ALEXANDRA DISCRETIONARY TRUST)

(a)	As of the close of business on October 21, 2022, Kushkush beneficially owned 338,118 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 338,118 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 338,118 4. Shared power to dispose or direct the disposition: 0

(c)	Kushkush engaged in no transactions in the Shares in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

M + T K PTY LTD < MTK SUPERANNUATION FUND>

(a)	As of the close of business on October 21, 2022, Deerhunter beneficially owned 51,338 Shares.

Percentage: Approximately 0.3%

(b)	1. Sole power to vote or direct vote: 51,338 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 51,338 4. Shared power to dispose or direct the disposition: 0

(c)	M + T engaged in no transactions in the Shares in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

DELAWARE IR, LLC

(a)	As of the close of business on October 21, 2022, Delaware IR beneficially owned 220,328 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 220,328 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 220,328 4. Shared power to dispose or direct the disposition: 0

(c)	Delaware IR engaged in no transactions in the Shares in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

BENJAMIN ABRAHAM FOGELGARN

(a)	As of the close of business on October 21, 2022, Mr. Fogelgarn beneficially owned 67,194 Shares.

Percentage: Approximately 0.4%

(b)	1. Sole power to vote or direct vote: 67,194 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 67,1940 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogelgarn engaged in no transactions in the Shares in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

NIKOLA NAJDOSKI

(a)	As of the close of business on October 21, 2022, Mr. Najodski beneficially owned 112,043 Shares.

Percentage: Approximately 0.6%

(b)	1. Sole power to vote or direct vote: 112,043 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 112,043 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Najodski engaged in no transactions in the Shares since in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

YUKOR MIPOZ PTY LTD

(a)	As of the close of business on October 21, 2022, Yukor Mipoz beneficially owned 45,580 Shares.

Percentage: Approximately 0.3%

(b)	1. Sole power to vote or direct vote: 45,580 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 45,580 4. Shared power to dispose or direct the disposition: 0

(c)	Yukor Mipoz engaged in no transactions in the Shares since in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

OZZI PTY LTD

(a)	As of the close of business on October 21, 2022, Ozzi beneficially owned 45,580 Shares.

Percentage: Approximately 0.3%

(b)	1. Sole power to vote or direct vote: 45,580 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 45,580 4. Shared power to dispose or direct the disposition: 0

(c)	Ozzi engaged in no transactions in the Shares since in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

In their statement on Schedule 13G/A filed on May 27, 2022 with the SEC, Nova reported beneficially owning 6,600,000 Common Shares of the Issuer, representing approximately 36.8% of the outstanding Common Shares of the Issuer.

As a result of the Support and Voting Agreement among the Reporting Persons and Nova and the deemed formation of a group thereby, such group collectively may be deemed to hold voting power with respect to an aggregate of 7,571,791 Common Shares, which, as of September 23, 2022, represents 42.2% of the outstanding Common Shares of the Issuer. The Reporting Persons disclaims beneficial ownership of Common Shares held by Nova.

In accordance with the Support and Voting Agreement, Nova has agreed to (i) vote its Common Shares in favor of, and provide a proxy to the Reporting Persons in furtherance of, the Proposals, and (ii) not directly or indirectly transfer its Common Shares prior to a meeting of shareholders voting on the Proposals. Accordingly, Nova may be deemed to share voting power and dispositive power of all of its Common Shares with the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 23, 2022, the Reporting Persons and Nova entered into the Support and Voting Agreement pursuant to which Nova agreed, among other things, to (i) vote its Common Shares in favor of, and provide a proxy to the Reporting Persons in furtherance of, the Proposals, (ii) not directly or indirectly transfer its Common Shares prior to a meeting of shareholders voting on the Proposals, and (iii) indemnify the Reporting Persons for 88.1% of any damages, costs and legal expenses that arise after the date of the Support and Voting Agreement. The Support and Voting Agreement shall terminate upon the earliest to occur of the written agreement of the Reporting Persons and Nova, the effective time of the Proposals having been adopted or rejected by the shareholders of the Issuer at any meeting of shareholders, the withdrawal of the Requisition, or December 31, 2022.

The foregoing description of the Support and Voting Agreement does not purport to be complete and is qualified in their entirety by reference to the Form of Support and Voting Agreement filed as Exhibit 99.1 to this statement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Support and Voting Agreement dated October 23, 2022

CUSIP No. 83336J208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2022

DEERHUNTER INVESTMENTS PTY LTD

By:/s/ Romy Hersham
Name: Romy Hersham
Title: Director

KUSHKUSH INVESTMENTS PLY LTD (ALEXANDRA DISCRETIONARY TRUST)

By:/s/ Chana Kimelman
Name: Chana Kimelman
Title: Director

M + T K PTY LTD < MTK SUPERANNUATION FUND>

By:/s/ Moishe Kimelman
Name: Moishe Kimelman
Title: Director

DELAWARE IR LLC

By:/s/ Menachem Wagner
Name: Menachem Wagner
Title: Manager

/s/ Benjamin Abraham Fogelgarn
Benjamin Abraham Fogelgarn

/s/ Nikola Najdoski
Nikola Najdoski

YUKOR MIPOZ PTY LTD

By:	/s/ Mordechai Zalman Fixler
Name: Mordechai Zalman Fixler
Title: Director

OZZI PTY LTD

By:	/s/ Mordechai Zalman Fixler
Name: Mordechai Zalman Fixler
Title: Director

CUSIP No. 83336J208

SCHEDULE A

Directors and Officers of Deerhunter Investments Pty Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Romy Hersham, Director	Trade Financier	602/566 St Kilda Rd, Melbourne VIC, Australia 3004	Australia

Directors and Officers of Kushkush Investments Ply Ltd (Alexandra Discretionary Trust)

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Chana Kimelman, Director		4 Balmoral Court St Kilda East 3183 Victoria, Australia	Australia

Directors and Officers of M + T K PTY LTD < MTK SUPERANNUATION FUND>

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Moishe Kimelman, Director		602/566 St Kilda Rd, Melbourne Vic, Australia 3004	Australia
Avital Kimelman, Director		234 Balaclava Rd Caulfield Vic, Australia 3163	Australia

Directors and Officers of Delaware IR LLC.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Menachem Wagner, Manager		8, The Green STE A Dover, DE 19901	United States

Directors and Officers of Yukor Mipoz Pty Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Mordechai Zalman Fixler, Director	Sole Director for Yukor Mipoz Pty Ltd and Ozzi Pty Ltd	12 Liscard Street, Elsternwick Vic, Australia 3185	Australia

Directors and Officers of Ozzi Pty Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Mordechai Zalman Fixler, Director	Sole Director for Yukor Mipoz Pty Ltd and Ozzi Pty Ltd	12 Liscard Street, Elsternwick Vic, Australia 3185	Australia